UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

RMR Asia Pacific Real Estate Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

76970B101
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76970B101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Stewart West Indies Trading Co., Ltd. (d/b/a Stewart Investment Advisers) 98-0343699

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Barbados

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 195,646

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 195,646

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 195,646

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.85%

12.	Type of Reporting Person (See Instructions) IA

SCHEUDLE 13G
Item 1.
	(a)	Name of Issuer: RMR Asia Pacific Real Estate Fund
	(b)	Address of Issuer's Principal Executive Offices: 400 Centre Street Newton, Massachusetts 02458

Item 2.
	(a)	Name of Person Filing: Stewart West Indies Trading Co., Ltd. (d/b/a Stewart Investment Advisers)
	(b)	Address of Principal Business Office or, if none, Residence: 2344 Spruce Street, Suite A Boulder, Colorado 80302
	(c)	Citizenship: Barbados
	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 76970B101

Item 3.	Type of Person Filing Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

Item 4.	Ownership.
	(a)	Amount beneficially owned: 195,646 shares of common stock of the Issuer.
	(b)	Percent of class: 5.85%
(c)

NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

    (i) Sole power to vote or to direct the vote:    0

    (ii) Shared power to vote or to direct the vote:   195,646

    (iii)  Sole power to dispose of or to direct the disposition of:  0

    (iv)  Shared  power to dispose or to direct the disposition of:   195,646

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

The Reporting Person is the co-investment adviser to four closed-end investment companies, each of which is registered under the Investment Company Act of 1940 (the “Funds”).    The Funds are the actual owners of the securities and have the right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. No one Fund has an interest of more than 5% of the issuer.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.		Identification and Classification of Members of the Group
Not applicable.

Item 9.		Notice of Dissolution of Group
Not applicable.

Item 10.		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 23, 2011

STEWART WEST INDIES TRADING CO., LTD.

By:        /s/ Stephen C. Miller
Name:         Stephen C. Miller
Title:           Vice President